Filed Pursuant to Rule 424(b)(3)

Registration No. 333-83690

PROSPECTUS SUPPLEMENT NO. 7

TO PROSPECTUS DATED JUNE 7, 2002

WIND RIVER SYSTEMS, INC.

$150,000,000

3.75% Convertible Subordinated Notes due 2006 and

Shares of Common Stock Issuable Upon Conversion Thereof

This prospectus supplement relates to the resale by the selling security holders of 3.75% Convertible Subordinated Notes due December 15, 2006 issued by Wind River Systems, Inc. and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated June 7, 2002, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

The table under the caption “Selling Security Holders” on page 20 of the prospectus is hereby amended to include and/or update information regarding the security holders identified in the table below.

	Principal Amount	Shares of		Common Stock
	at Maturity of	Common Stock		Owned Upon
	Notes Beneficially	Beneficially	Conversion	Completion of the Offering
	Owned and	Owned Before the	Shares Offered	Number of
Name	Offered	Offering (1)	(2)	Shares	Percentage
Rhapsody Fund, L.P.	$8,300,000	—	344,184	—	—
Arpeggio Fund	$5,300,000	—	219,780	—	—
Investcorp—SAM Fund Ltd.	$4,450,000	—	184,532	—	—
CSV Limited	$900,000	—	37,321	—	—
AIG DKR SoundShore Opportunity Holding Fund Ltd.(3)	$30,000	—	1,244	—	—

(1)                                  Figures in this column do not include the shares of common stock issuable upon conversion of the notes offered hereby and listed in the column to the right.

(2)                                  Assumes conversion of the full amount of the notes held by the holder at an initial conversion price of $24.115 per share.

(3)                                  DKR Capital Partners L.P. is a registered investment adviser and as such is the investment manager to AIG DKR SoundShore Opportunity Holding Fund Ltd (“AIG”).  DKR Capital Partners L.P. has retained Basso Securities to act as the portfolio manager for AIG. DKR Capital Partners L.P. and Basso Securities have shared dispositive and voting power over the securities held by AIG.

Information concerning the selling security holders listed above is based upon information provided to us by the selling security holders as of September 11, 2003.  Information about the selling security holders may change over time.  Any changed information will be set forth in prospectus supplements and/or amendments.  The selling security holders listed in the table above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of its notes since the date on which the information in the table is presented. In addition, the per share conversion price and therefore the number of shares of common stock issuable upon conversion or redemption of the notes are subject to adjustment.  See “Description of the Notes” on page 26 of the prospectus.  As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion or redemption may increase or decrease.

Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the prospectus, as well as the section entitled “Factors That May Affect Future Results” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2003.